

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 7010

August 22, 2008

Learned J. Hand, President
New Millennium Products
300 Market Street, Suite 130-13
Chapel Hill, North Carolina 27516

RE: **New Millennium Products**
Registration Statement on Form S-1
File No. 333-152768
Filed: August 5, 2008

Dear Mr. Hand:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Cover Page of the Prospectus

1. Please clarify the offering price.

Summary

2. Your summary does not appear to be complete. For example, please revise or remove the first sentence, which appears to be in error.

3. We note your statement that you do not intend to *acquire* any other businesses. Disclose whether you have any formal or informal plans to enter into any other type of business combination.

Risk Factors

4. Please consider including risk factors that address your lack of any intellectual property or other assets, absence of any plans to raise money to fund your business, apparent lack of personnel with relevant experience to carryout your business plan, the fact that this offering will not result in proceeds to you, and the absence of a definitive business plan over the next 12 months.

Additional Information

5. Please revise to disclose the current address of the U.S. Securities and Exchange Commission.

6. Please remove the sentence that any statements in the prospectus are qualified by reference to contracts and documents filed as exhibits. You may not qualify information in the prospectus by reference to information outside the prospectus unless specifically permitted by the form. See Rule 411(a) of Regulation C.

Plan of Operation

7. If you have no products, personnel, capital, etc, please explain what your limited "test marketing" will entail.

8. Please disclose whether you have identified an independent contractor to conduct product development as well as the status and material terms of any agreement. File any contracts as exhibits to this registration statement.

9. Please explain in detail what you will be spending $6,500 a month on commencing in September 2008. Additionally, you state that if you do not receive enough money to carry out the *entire* business plan, then you will cut your expenditures general and administrative expenses and defer marketing and product development. It appears that you will not carry out *any* business in this eventuality. Please disclose this clearly and explain what you will be spending $1,000 on.

10. Please explain what it means to obtain a license for your proposed products' investigation of the feasibility of manufacturing.

Business

11. Please explain in substantially more detail what you mean by the disclosure that you have "obtained technology applicable to restoration and rejuvenation of hair, skin, leather and fur." Discuss the nature of this technology (patents, licenses, trademarks, etc.) and your interest in it. Discuss the costs of the technology and any limitations on its use. If you currently have no legal rights to this technology, please remove reference to "our formulations."

12. Because you have no products, please remove references to "our products."

13. Please provide a basis for your statement that most cosmeceutical ingredients seem to be chosen more for marketing considerations than any scientific evidence as to their efficacy.

14. Please tell us supplementally whether the 2004 Fredonia report was prepared for you or for use in this prospectus, or whether it is widely and publicly available. Tell us whether the preparer of the 2004 Fredonia report consented to your use of its information in this prospectus. We may have additional comments upon review of your response.

15. Please provide the specific basis for your statements regarding "glycation." Describe the testing you have done and provide substantially more detail about your formula development. Disclose who is doing this development and testing, when it begin and its costs, etc.

Management

16. Please disclose the nature of Wellstone Filters, Inc.'s and Warren Pharmaceutical's businesses.

Principal Shareholders

17. It is unclear to what footnote 2 refers.

Selling Stockholders

18. Please revise to disclose that the selling shareholders will be selling their shares in this offering at a fixed price until quoted on the OTC Bulletin Board or listed on a national securities exchange.

19. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by Esthetics World.

20. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

21. Please describe here or elsewhere in the prospectus how the selling shareholders received the shares they are offering for resale.

Plan of Distribution

22. Because the selling stockholders will initially be reselling shares in this offering at fixed prices, please revise your statement, and related disclosure, that prices the selling stockholders will receive will be determined by market conditions.

23. Please revise references to the "NASD" to refer instead to FINRA.

24. Please disclose current plans to have your stock quoted on the OTC Bulletin Board.

Interest of Named Experts and Counsel

25. Please reconcile the disclosure here that Jehu Hand beneficially owns 520,000 shares of common stock with the disclosure in the Principal Shareholders sections, which appears to indicate that he owns 1,020,000 shares of common stock.

Undertakings

26. Include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Signatures

27. Please revise to note the proper form on which you are registering this resale transaction.

28. Please have your principal executive officer sign in this capacity.

Legal Opinion

29. Your opinion must address whether the shares are *currently* legally issued, fully paid and non-assessable.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Jehu Hand, Esq.
        (949) 489 0034